Filed Pursuant to Rule 433

Registration No. 333-158663

Strategic Accelerated Redemption Securities® (STARS®) are Market-Linked Investments that offer the opportunity for significant returns while offering some buffer against the risk of losses. STARS are debt securities of an issuing company that are linked to a market measure, such as the S&P 500, or to a specific asset, such as a stock, currencies or commodities. STARS have a set of dates, or “automatic calls,” when the STARS may be redeemed. If on a call date the linked asset meets or exceeds the call level (generally the same as the starting value of the underlying asset), the STARS will be called and you will receive back your principal plus a premium. This premium increases with each successive call date, so the later in the call cycle your STARS are

called, the higher your return.     STARS will not yield any positive return if they’re not called prior to the maturity date. In addition, although STARS typically include a buffer against a certain percentage of losses, after that buffer you will bear one-to-one downside exposure to declines in the underlying asset. Like other corporate bonds, STARS are also subject to issuer credit risk.

Payout Profile Shown here are some hypothetical payouts for STARS tied to the S&P 500. They feature three call dates, with successive call premiums of 10%, 15% and 20%, and a 10% buffer against any losses.

STARS are available in $10 increments (a minimum purchase of $1,000 required), with maturities generally ranging from six months to three years. They can be purchased in new-issue offerings or in the secondary market. They are registered with the Securities and Exchange Commission and may be listed on public exchanges such as NYSE Arca.

How can STARS play a role in my investment strategy?

STARS are designed to complement your core traditional equity and exchange-traded fund holdings. They can be especially useful in moderately positive, or “sideways,” markets, because even just a flat or moderately positive performance by the underlying asset can result in the STARS being called at a substantial premium. While most STARS are structured for investors with moderately bullish views of a market, bearish STARS are also available that deliver a premium if the underlying asset falls below the given series of call prices and include a buffer against a rise.

Hypothetical information is not a projection of future returns.

This Investor Education Guide provides an overview of STARS only and does not provide the terms of any specific security proposed to be sold. Merrill Lynch will furnish you with a prospectus that contains the terms of the relevant offering. Prior to making any decision to invest, you should read that prospectus for a detailed explanation of the terms, risks, tax treatment and other relevant information. Additionally, you should consult your accounting, legal, or tax advisors before investing.

Prior to selling any particular STARS, the issuer will have filed a registration statement, including a prospectus, with the Securities and Exchange Commission (SEC) containing more complete information about the potential offerings described in this Investor Education Guide. Before investing, you should carefully read the relevant prospectus and the other documents filed by the issuer with the SEC. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer or Merrill Lynch will arrange to have the documents sent to you by calling Merrill Lynch toll-free at 1-866-500-5408.

What advantages do STARS provide?

■ Enhanced return. You’ll earn a premium over the principal amount invested if at the call date the asset is flat or higher than its starting value. And depending on when your STARS are called, you may receive a return prior to maturity.

■ Limited market downside exposure. Regardless of how the linked asset performs, buffered STARS will return at least a portion of your principal at maturity, subject to the credit risk of the issuer. For example, with a 10% buffer, the linked asset would have to decline by 11% for you to lose 1%, and you would be at risk of losing up to 90% of your original investment.

■ Complement to core portfolio strategies. STARS can be used alongside other investments as a diversification tool and a way to enhance returns and preserve some portion of your principal.

■ Diversification. STARS provide exposure to a variety of assets, including some not readily available through traditional investments.

■ Simplification. Because Market-Linked Investments such as STARS offer investors a single packaged solution, they can reduce complicated financial, tax, legal and operational issues surrounding the execution of sophisticated investment strategies.

What risks do STARS carry?

■ Poor market performance. If your STARS aren’t called, you will receive no positive return and may lose some or all of your principal.

■ Lower returns. Your return is limited to the specified call premium, even if the linked asset rises further. You will not receive any dividends, interest payments or other distributions from the linked asset. In addition, depending on underlying market performance, your STARS may have lower returns than other bonds.

■ Limited liquidity. A secondary market may or may not develop for STARS, so you may not be able to sell them prior to maturity. And if you are able to sell them on the secondary market, you may receive less than you paid.

■ Credit risk. If the issuing company goes bankrupt or is unable to pay its debts, you could lose your full investment, even if the linked asset is performing well. STARS are not secured and are not backed by FDIC insurance or other governmental support.

■ Tax consequences. The appreciation on STARS is taxed as capital gains.

What charges do I pay when purchasing a STARS, and how does Merrill Lynch benefit?

Part of the $10 you pay for each new-issue STARS unit goes to the Financial Advisor selling you the investment and to cover the purchase of the underlying instruments that make it possible. For example, if these fees total $0.20, the actual unit will be worth $9.80 on the day of purchase. If you buy or sell STARS on the secondary market, you will pay transaction costs similar to what you pay for traditional debt securities.

    The trading, hedging and investment activities conducted by Merrill Lynch and its affiliated companies in the ordinary course of business may affect the return on the STARS. When STARS are issued by Bank of America Corporation (the parent company of Merrill Lynch), the proceeds will be used for the company’s operating or funding needs. ■

MERRILL LYNCH OFFERS A VARIETY OF MARKET-LINKED INVESTMENTS IN FOUR BASIC CATEGORIES...
MARKET DOWNSIDE PROTECTION Offer exposure to the upside performance of the linked market measure or asset with no or only partial exposure to declines. Payments remain subject to issuer credit risk.	MARKET ACCESS May offer access to markets not even available through the other categories. Usually have one-to-one upside and downside exposure similar to a direct investment in the linked asset.

      ENHANCED INCOME

Offer periodic, variable or fixed interest payments with an added payout at maturity based on the performance of the linked asset. Generally offer no or limited market downside protection.

ENHANCED RETURN Offer the potential to receive better-than-market returns if the linked asset performs well, up to a cap. Generally offer no or limited market downside protection.

Bank of America Corporation

Merrill Lynch Wealth Management makes available products and services offered by Merrill Lynch, Pierce, Fenner & Smith Incorporated (MLPF&S) and other subsidiaries of Bank of America Corporation (BAC). Investment products provided:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Strategic Accelerated Redemption Securities® and STARS® are a registered service marks of BAC. MLPF&S is a registered broker-dealer, Member SIPC and a wholly owned subsidiary of BAC.

© 2010 Bank of America Corp. All rights reserved	ARG400J6 365338PM-1110